

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2018

Kendall Larsen
Chief Executive Officer
VirnetX Holding Corporation
308 Dorla Court, Suite 206
Zephyr Cove, NV 89448

     Re: VirnetX Holding Corporation
        Registration Statement on Form S-3
        Filed July 30, 2018
        File No. 333-226413

Dear Mr. Larsen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

        Sincerely,

        Division of Corporation Finance
        Office of Information Technologies
        and Services

cc: Bradley L. Finkelstein